U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

INDEPENDENT BANCSHARES, INC.
(Name of Small Business Issuer In Its Charter)

FLORIDA	59-2869407
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

60 SOUTHWEST 17TH STREET, OCALA, FLORIDA 34478-2900
(Address of Principal Executive Offices) (Zip Code)

(352) 622-2377
Issuer's telephone number

Securities to be registered pursuant to section 12(b) of the act:

TITLE OF EACH CLASS TO BE SO REGISTERED N/A	NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED N/A

Securities to be Registered Pursuant To Section 12(b) of the Act:

Common Shares, $2.00 Par Value
(Title of Class)

PART I.
ITEM 1.	DESCRIPTION OF BUSINESS
A.	The Company

       Independent BancShares, Inc. (the "Company") was incorporated on November 12, 1987 as a Florida corporation and is headquartered in Ocala, Florida. The Company is qualified as a bank holding company under the Bank Holding Company Act of 1956 and supervised and regulated by the Board of Governors of the Federal Reserve System. The Company was formed for the sole purpose of acting as a one-bank holding company, with Independent National Bank (the "Bank") being its only subsidiary. The Company owns all of the outstanding shares of the Bank, a nationally-chartered bank located in Ocala and conducting business from five branches in Marion and Sumter Counties, Florida.

       The Company is a separate and distinct legal entity from its banking subsidiary. Dividends received from the bank subsidiary are our principal source of funds to pay dividends on our common stock. Various federal and state statutes and regulations limit the amount of dividends that our banking subsidiary may pay to us without regulatory approval. The Company intends to explore alternative sources of income in the future.

B.	The Bank

1.       General. The Bank commenced banking operations in Ocala, Florida on October 1, 1988. The Bank is nationally-chartered and operates from five full-service banking offices. The main office and operations center is at 60 Southwest 17th Street in Ocala, Florida (the "Main Office").

       The Bank's branch office on Highway 200 in Ocala, Florida (the "Hwy 200 Branch"), located 7.5 miles southwest of the Main Office. As of December 31, 2005, the Highway 200 Branch had $36.9 million in deposits. On February 16, 1999, the Bank opened its second full-service branch at 10990 U.S. Hwy 441 in Belleview, Florida (the "Belleview Branch"). This branch is located 9 miles south of the Main Office. As of December 31, 2005, the Belleview Branch had $18.2 million in deposits. On June 1, 1999, the Bank opened its Tri-County Branch in Lady Lake, Florida in Sumter County. This branch is located 19 miles south of the Main Office. As of December 31, 2005, the Tri-County Branch had $35.8 million in deposits. Sumter County is home to The Villages retirement communities and has a population of over 60,000, with retail, food and accommodations, health care and manufacturing as its primary businesses. The bank opened its fifth branch at the intersection of 14th Street, NE and 36th Avenue NE in Ocala. That office is located 4 miles northeast of the Main Office.

2.       Services Offered by the Bank. The Bank offers a full range of commercial banking services to individual, professional and business customers in its primary service area. These services include personal and business checking accounts and savings and other time certificates of deposit. The transaction accounts and time certificates are at rates competitive with those offered in the primary service area. Customer deposits with the Bank are insured to the maximum extent provided by law through the FDIC. The Bank issues credit cards and acts as a merchant depository for cardholder drafts under both Visa and MasterCard. It offers night depository and bank-by-mail services and sells travelers checks issued by an independent entity and cashiers checks. The Bank does not offer trust and fiduciary services presently and will rely on trust and fiduciary services offered by correspondent banks until it determines that it is profitable to offer these services directly.

     The Bank seeks to attract deposits from the general public and uses those deposits, together with borrowings and other sources of funds, to originate and purchase loans. It offers a full range of short and medium-term commercial, consumer and real estate loans. The Bank attempts to react to prevailing market conditions and demands in its lending activities, while avoiding excessive concentrations of any particular loan category. The Bank has a loan approval process that provides for various levels of officer lending authority. When a loan amount exceeds an officer's lending authority, the loan may be approved by two officers combining their lending authority. Ultimate lending authority rests with the Loan Committee of the Board of Directors.

     The risk of nonpayment of loans is inherent in making all loans. However, management carefully evaluates all loan applicants and attempts to minimize its credit risk exposure by use of thorough loan application and approval procedures that are established for each category of loan prior to beginning operation. In determining whether to make a loan, management considers the borrower's credit history, analyzes the borrower's income and ability to service the loan and evaluates the need for collateral to secure recovery in the event of default.

     The Bank maintains an allowance for loan losses based upon management's assumptions and judgments regarding the ultimate collectibility of loans in its portfolio and based upon a percentage of the outstanding balances of specific loans when their ultimate collectibility is considered questionable. Certain risks with regard to specific categories of loans are described below.

     Commercial lending activities are directed principally toward businesses whose demand for funds will fall within the Bank's anticipated lending limit. These businesses include small to medium-size professional firms, retail and wholesale businesses, light industry and manufacturing concerns operating in and around the primary service area. The types of loans provided include principally term loans with fixed and variable interest rates secured by equipment and real estate, as well as secured and unsecured working capital lines of credit. Repayment of these loans is dependent upon the financial success of the business borrower. Personal guarantees are obtained from the principals of business borrowers and/or third parties to further support the borrower's ability to service the debt and reduce the Bank's risk of nonpayment.

     Commercial real estate lending is oriented toward short-term interim loans and construction loans. The Bank also originates variable-rate residential and other mortgage loans for its own account and both variable and fixed-rate residential mortgage loans for resale. The residential loans are secured by first mortgages on one-to-four family residences in the primary service area. Loans secured by second mortgages on a borrower's residence are also made.

     Consumer lending is made on a secured or unsecured basis and is oriented primarily to the requirements of the Bank's customers, with an emphasis on automobile financing, home improvements, debt consolidation and other personal needs. Consumer loans generally involve more risk than first mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the principal due to damage to the collateral or other loss of value while the remaining deficiency often does not warrant further collection efforts. In addition, consumer loan performance is dependent upon the borrower's continued financial stability and are, therefore, more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Various Federal and state laws, including Federal and state bankruptcy and insolvency laws, also limit the amount that can be recovered.

     The primary assets of the Bank consist of its loan portfolio and investment accounts. Consistent with the requirements of prudent banking necessary to maintain liquidity, the Bank seeks to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching is not always possible. The Bank seeks to invest the largest portion of its assets in commercial, consumer and real estate loans. Generally, loans are limited to less than 85% of deposits and capital funds; however, this ratio may be exceeded from time to time during periods of high loan demand. The Bank's investment account consists primarily of marketable securities of the United States government, Federal agencies and state and municipal governments, generally with varied maturities.

     The Bank's investment policy provides for a portfolio divided among issues purchased to meet one or more of the following objectives:

  to complement strategies developed in assets/liquidity management, including desired liquidity levels;

  to maximize after-tax income from funds not needed for day-to-day operations and loan demand; and

  to provide collateral necessary for acceptance of public funds.

     This policy allows the Bank to deal with seasonal deposit fluctuations and to provide for basic liquidity consistent with loan demand and, when possible, to match maturities with anticipated liquidity demands. Longer term securities are sometimes selected for a combination of yield and exemption from Federal income taxation when appropriate. Deposit accounts represent the majority of the liabilities of the Bank. These include savings accounts, transaction accounts and time deposits.

     The Bank derives its income principally from interest charged on loans and, to a lesser extent, from interest earned on investments, fees received in connection with the origination of loans and miscellaneous fees and service charges. Its principal expenses are interest expense on deposits and operating expenses. The funds for these activities are provided principally by operating revenues, deposit growth, purchase of Federal funds from other banks, repayment of outstanding loans and sale of loans and investment securities.

3.       Primary Market Area

       Population, Employment and Household Income. The Bank's headquarters and main office is in Ocala, Marion County, Florida. Marion County is one of the fastest growing areas in the country. The current population is approximately 300,000, with the medial age estimated at 44 years. Agriculture, citrus groves, timber and cattle were the foundation for the area's economy. Although these sectors are still important factors in the growth of its economy, the breeding of horses, tourism, business development and health care and social assistance contribute most significantly to such growth.

       Based on the most recent data, sources of employment in Marion County are as follows(1):

Industry of Employment	Number	Percent
Manufacturing	10,045	15.8%
Wholesale	3,615	5.7%
Retail	15,668	24.6%
Information	1,057	1.7%
Real Estate	1,558	2.4%
Professional	3,107	4.9%
Admin	4,501	7.1%
Educational	72	0.1%
Health Care	13,665	21.4%
Arts, recreation	1,456	2.3%
Accomodation & food	6,635	10.4%
Other	2,372	3.7%
TOTAL	63,751	100.0%

(1) Source: U.S. Census Bureau @ http://factfinder.census.gov

       Based on the most recent data, family household income in Marion County was distributed as follows(1):

	Number of Households	Percent
Less than $10,000	11,410	10.7%
$10,000 to $14,999	8,971	8.4%
$15,000 to $19,999	9,604	9.0%
$20,000 to $24,999	10,111	9.5%
$25,000 to $29,999	9,160	8.6%
$30,000 to $34,999	9,189	8.6%
$35,000 to $39,999	7,391	6.9%
$40,000 to $44,999	6,385	6.0%
$45,000 to $49,999	5,708	5.3%
$50,000 to $59,999	8,843	8.3%
$60,000 to $74,999	8,094	7.6%
$75,000 to $99,999	5,953	5.6%
$100,000 to $124,999	2,665	2.5%
$125,000 to $149,999	1,122	1.1%
$150,000 to $199,999	899	0.8%
$200,000 or more	1,202	1.1%
	106,707	100.0%

(1) Source: U.S. Census Bureau @ http://factfinder.census.gov

3.       Competition. Competition for deposits and loans is intense among financial institutions in Florida and particularly in areas of higher population concentrations such as Marion and Sumter County, with 170 residents per square mile. The Bank's competitors include institutions, including bank holding companies, such as Sun Trust, Bank of America, Wachovia, AmSouth Bank, other commercial banks, savings banks, and credit unions. Additional competition for deposits comes from government securities, money market funds, mutual fund and securities brokerage firms. Many of these competitors have substantially greater resources, higher lending limits, larger branch networks, and are able to offer a broader range of products and services than the Bank can offer.

       As of June 30, 2005, the Bank's competition consisted, among others, of the following:

BANK HOLDING COMPANY NAME	NO. OF OFFICES	DEPOSITS ($000)	Market share
SunTrust Banks, Inc. SunTrust Bank	14	1,012,960	22,89%
Bank of America Corporation Bank of America NA	10	681,783	15.41%
Wachovia Corporation Wachovia Bank National Assn.	12	601.282	13.59%
AmSouth Bancorporation AmSouth Bank	10	564,455	12.76%
Florida Community Bankshares, Inc. Community B&T of Florida	5	230,945	5.22%
Independent BancShares, Inc. Independent National Bank	3	129,873	2.93%
ONB Financial Services, Inc. Ocala National Bank	2	122,487	2.77%
PAB Bankshares, Inc. Park Avenue Bank	1	107,822	2.44%
South Financial Group, The Mercantile Bank	2	85,391	1.93%
BB&T Corporation Branch Banking & Trust Co.	3	71,160	1.61%
OGS Investments, Inc. Florida Citizens Bank	3	67,341	1.52%
Regions Financial Corporation Regions Bank	3	62,156	1.40%
Colonial Bancgroup, Inc., The Colonial Bank National Assn	1	58,621	1.32%
Brannen Banks of Florida, Inc. Dunnellon State Bank	1	58,404	1.328%
Villages Bancorporation, Inc. Citizens First Bank	1	56,848	1.28%
Merchants & Southern Banks of Florida, Inc. Merchants & Southern Bank	2	35,055	0.79%
Compass Bancshares, Inc. Compass Bank	2	24,467	0.55%
Community Bank of South Florida, Inc. Community Bank of FL Inc.	2	12,995	0.29%
Number of BHS's in the Market: 18	77	3,984,045	90.03%

INSTITUTIONS WITHOUT A BANK HOLDING COMPANY
World Savings Bank FSB	2	352,942	7.98%
Central Florida State Bank	2	75,611	1.71%
Alarion Bank	1	12,564.28%
Number of institutions without BHC's in the market: 3	5	441,117	9.97%

Number of Bank Organizations in the market: 21	82	4,425,162	100.00%

     The primary factors in competing for deposits are service, convenience, interest rates, the range of financial services offered, and the flexibility of office hours. The primary factors in competing for loans include service, timely responses, local decision making, interest rates, loan fees, and flexible terms. The Bank competes for deposits by offering a variety of deposit programs geared to potential customers. By developing strong ties in the local community and providing a high quality of personal banking services to families, professionals, retirees, and owner-operated businesses, with an emphasis on flexibility and timely responses to customer demands, management believes that the Bank can successfully compete in the market for deposits.

       With respect to loans, the Bank has placed an emphasis on originating commercial real estate, commercial and consumer loans. The Bank has targeted the entrepreneurs with small to medium-sized businesses and local professionals as its potential customer base, as the large out-of-state financial institutions, which have acquired several local banks, continue to shift the focus of the acquired banks away from these business opportunities. The Bank also originates and sells residential loans by offering various adjustable-rate and fixed-rate mortgage loan products.

4.       Loan Activities

       General. The Bank's primary business emphasis is on making commercial business, commercial real estate and consumer loans. As of December 31, 2005, the net loan portfolio totaled $144.5 million, or 73% of total assets.

       Loan Underwriting. Loan activities are subject to underwriting standards and loan origination procedures prescribed by the Bank's Board of Directors and management. Loan applications are obtained to determine the borrower's ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements and confirmations. The Bank's loan policy for real estate loans generally requires that collateral be appraised by an independent, outside appraiser approved by the Board of Directors.

       The Bank has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. These procedures include an annual review of all commercial credit relationships over $100,000. Loans over $750,000 require approval by the Finance Committee or the Board of Directors. Other types of loans have lower dollar limits for loan officer approval. The Board of Directors reviews the list of all new and renewed loans on a monthly basis.

       General Loan Policies. For real estate loans the Bank's policy is to have a valid mortgage lien on real estate securing a loan and to obtain a title insurance policy which insures the validity and priority of the lien. Borrowers must also obtain hazard insurance policies prior to closing, and when the property is in a flood prone area, flood insurance is required. Most real estate loans also require the borrower to advance funds on a monthly basis, together with each payment of principal and interest, to a mortgage escrow account from which disbursements are made for items such as real estate taxes and property insurance.

       The Bank is permitted to lend up to 100% of the appraised value of the real property securing a residential mortgage loan. However, if the amount of a conventional, residential loan (including a construction loan or a combination construction and permanent loan) originated or refinanced exceeds 89% of the appraised value or of the purchase price, whichever is less, the Bank is required by federal regulations to obtain private mortgage insurance on that portion of the principal amount of the loan that exceeds 89% of the value of the property. The Bank will originate single-family residential mortgage loans with up to a 90% loan-to-value ratio if the required private mortgage insurance is obtained. Loans over 90% loan-to-value ratio are limited to special community support programs or one of the FHA, VA, or Farmers Home Administration guarantee or insurance programs. The loan-to-value ratio on a home secured by a junior lien generally does not exceed 80%, including the amount of the first mortgage on the collateral. With respect to home loans granted for construction or construction/permanent financing, the Bank will generally lend up to 80% of the appraised value of the property on an "as completed" basis. The loan-to-value ratio on multi-family residential and commercial real estate loans is limited to 80% of value. Consumer loans are considered to be loans to natural persons for personal, family or household purposes, and these loans may be unsecured, secured by personal property or secured by liens on real estate which, when aggregated with prior liens, equal or exceed the appraised value of the collateral property.

       Interest rates charged on loans are affected principally by competitive factors, the demand for such loans and the supply of funds available for lending purposes. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and government budgetary matters.

       Commercial Real Estate Loans. Commercial real estate loans are secured primarily by office, motel and retail business properties located in Marion County. Commercial real estate loans may be for an amortization term of up to 25 years, with interest rate resets at three to five year intervals and maturities generally of three to nine years. The Bank does not usually offer longer term (10-15 years) fixed-rate commercial real estate or multi-family real estate loans.

       Commercial and multi-family real estate loans are originated with a loan-to-value ratio not exceeding 80%. Loans secured by this type of collateral will continue to be a part of the Bank's future loan program. Commercial and multi-family real estate loans are generally larger and involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial property depend to a large degree on results of operations and management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.

       Commercial Loans. Commercial loans are business loans that are not secured by real estate and are dependent on business cash flows for repayment. Although the Bank has made Small Business Administration loans, it generally will underwrite this type of loan for its own portfolio utilizing other sources of collateral and various loan to value ratios.

       Residential Loans. The Bank currently originates fixed-rate residential mortgage loans and ARM loans for terms of up to 30 years. The residential ARM loans currently being offered have interest rates that are fixed for a period of one, three or five years. After the initial period the interest rate is adjusted annually based upon an index such as the yield on treasury securities adjusted to a one-year maturity, plus a margin. Most of the Bank's ARM loans limit the amount of any increase or decrease in the interest rate at each adjustment and over the life of the loan. Typical limitations are 2% for each adjustment with a limit of 6% over the life of the loan. The Bank may offer ARM loans with different annual and life-of-loan interest change limits, shorter or longer adjustment periods and different base indices as may be appropriate to meet market demands, portfolio needs, and the Bank's interest rate risk management goals. While the initial rate on ARM loans may be below a fully indexed rate, the loan is always underwritten based on the borrower's ability to pay at the interest rate which would be in effect after adjustment of the loan. Some ARM loans include features that allow the borrower, under special conditions, to convert the loan to a fixed rate at the then prevailing market rates.

       ARM loans reduce the risks to the Bank concerning changes in interest rates, but involve other risk because as interest rates increase, the borrower's required payments increase, thus increasing the potential for default. Marketability of real estate loans is also affected by the level of interest rates.

       Most of the Bank's fixed rate home loans are originated for 30-year amortization terms. Borrowers requesting a term of 15 years or less are usually granted an interest rate slightly lower than is offered for a 30-year amortizing loan. These loans are originated in compliance with documentation and underwriting standards which permit their sale in the secondary market to institutional investors such as Fannie Mae. Fixed-rate home loans include a "Due on Sale" clause which provides the Bank with the contractual right to declare the loan immediately due and payable in the event the borrower transfers ownership of the property without the Bank's consent. The "Due on Sale" provision is generally enforced.

       Consumer Loans. The Bank makes various types of consumer loans, including automobile and boat loans, but primarily home equity loans. Consumer loans are originated in order to provide a range of financial services to customers and to create stronger ties to its customers and because the shorter term and normally higher interest rates on such loans help maintain a profitable spread between the Bank's average loan yield and its cost of funds. The terms of consumer loans generally range from one to five years. Underwriting standards for consumer loans include an assessment of the applicant's repayment history on other debts and ability to meet existing obligations and payments on the proposed loans. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, to the proposed loan amount. Consumer loans generally involve more credit risks than mortgage loans because of the type and nature of the collateral or absence of collateral. Consumer loan repayments are dependent on the borrower's continuing financial stability, and are likely to be adversely affected by job loss, divorce or illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. The Bank's belief is that the yields earned on consumer loans are commensurate with the credit risk associated with such loans and, therefore, it intends to continue to increase its investment in these types of loans.

       Income from Loan Activities. Fees are earned in connection with loan commitments and originations, loan modifications, late payments, changes of property ownership and for miscellaneous services related to loans. Income from these activities varies from period to period with the volume and type of loans originated, sold and purchased, which in turn is dependent upon prevailing interest rates and their effect on the demand for loans in the Bank's primary service area.

       Loan fees typically are charged at the time of loan origination and may be a flat fee or a percentage of the amount of the loan. Under current accounting standards the total amount of such fees cannot typically be recognized as income immediately, rather a portion of the fees are deferred and taken into income over the contractual life of the loan, using a level yield method. If a loan is prepaid or refinanced, all remaining deferred fees with respect to such loan are taken into income at that time.

       Nonperforming Loans and Real Estate Owned. When a borrower fails to make a required payment on a loan, the Bank's loan officers attempt to collect the payment by contacting the borrower. If a payment on a loan has not been received by the end of a grace period (usually 10 days from the payment due date), notices are sent at that time, with follow-up contacts made thereafter. In most cases, delinquencies are cured promptly. If the delinquency exceeds 29 days and is not cured through normal collection procedures, more formal measures are instituted to remedy the default, including the commencement of foreclosure proceedings. The Bank will then attempt to negotiate with the delinquent borrower to establish a satisfactory payment schedule.

       A loan is generally placed on non-accrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. All loans past due 90 days, however, are placed on non-accrual status, unless the loan is both well collateralized and in the process of collection. Cash payments received while a loan is classified as non-accrual, are recorded as a reduction of principal as long as doubt exists as to collection.

       If foreclosure is required, when completed, the property would be sold at a public auction in which the Bank will generally participate as a bidder. If it is the successful bidder, the acquired real estate property is then included in the other real estate owned "OREO" account until it is sold. The Bank is permitted under federal regulations to finance sales of real estate owned by "loans to facilitate," which may involve more favorable interest rates and terms than generally would be granted under normal underwriting guidelines.

5.     Provision for Losses on Loans. Commercial banks are required to review and when appropriate classify their assets on a regular basis. The FDIC and OCC examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes specific allowance for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not warrant classification in one of the aforementioned categories, but possess weaknesses, are classified as special mention and are closely monitored.

       The provision for loan losses is established through a provision for loan losses charged against income. Loans are charged against the provision when the Bank believes that the collectibility of the principal is unlikely. The provision is an estimated amount that the Bank believes will be adequate to absorb losses inherent in the loan portfolio based on evaluations of its collectibility. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, specific problem loans and commitments, and current anticipated economic conditions that may affect the borrower's ability to pay. While the Bank uses the best information available to recognize losses on loans, future additions to the provision may be necessary based on changes in economic conditions.

6.     Personnel. As of December 31, 2005, the Company had 58 full-time employees, 6 part-time employees, and 60 full-time equivalents. The employees are not represented by any collective bargaining group. The Bank believes that its relations with its employees are good.

       Employees are covered by a comprehensive employee benefit program which provides for, among other benefits, hospitalization and major medical insurance, long-term disability insurance, life insurance, and education assistance. Such employee benefits are considered by management to be generally competitive with employee benefits provided by other major employers in the Bank's geographic market area.

7.     Supervision and Regulation. The following discussion sets forth some of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides some specific information relative to the Company. The regulatory framework is intended primarily for the protection of depositors and the Bank Insurance Fund and not for the protection of security holders and creditors. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

The Company

       General. As a bank holding company, the Company is regulated under the Bank Holding Company Act of 1956 (the "BHC Act"), as well as other federal and state laws governing the banking business. The Federal Reserve Board is the primary regulator of the Company, and supervises the Company's activities on a continual basis. The Bank is also subject to regulation and supervision by various regulatory authorities, including the Federal Reserve Board, the Office of the Comptroller of the Currency (the "OCC") and the Federal Deposit Insurance Corporation (the "FDIC").

       Bank Holding Company Regulation. In general, the BHC Act limits bank holding company business to owning or controlling banks and engaging in other banking-related activities. Bank holding companies must obtain the Federal Reserve Board's approval before they:

  acquire direct or indirect ownership or control of any voting shares of any bank that results in total ownership or control, directly or indirectly, of more than 5% of the voting shares of such bank;

  merge or consolidate with another bank holding company; or

  acquire substantially all of the assets of any additional banks.

       Subject to certain state laws, a bank holding company that is adequately capitalized and adequately managed may acquire the assets of both in-state and out-of-state banks. With certain exceptions, the BHC Act prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares in any company that is not a bank or a bank holding company unless the Federal Reserve Board determines such activities are incidental or closely related to the business of banking.

       The Change in Bank Control Act of 1978 requires a person (or group of persons acting in concert) acquiring "control" of a bank holding company to provide the Federal Reserve Board with 60 days' prior written notice of the proposed acquisition. Following receipt of this notice, the Federal Reserve Board has 60 days (or up to 90 days if extended) within which to issue a notice disapproving the proposed acquisition. In addition, any "company" must obtain the Federal Reserve Board's approval before acquiring 25% (5% if the "company" is a bank holding company) or more of the outstanding shares or otherwise obtaining control over the Company.

       Financial Services Modernization. The Gramm-Leach-Bliley Financial Modernization Act of 2004 (the "Modernization Act"), enacted on November 12, 2004, amended the BHC Act and:

  allows bank holding companies that qualify as "financial holding companies" to engage in a substantially broader range of non-banking activities than was permissible under prior law;

  allows insurers and other financial services companies to acquire banks;

  allows national banks, and some state banks, either directly or through operating subsidiaries, to engage in certain non-banking financial activities;

  removes various restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and

  establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

       If the Company, which has not obtained qualification as a "financial holding company," were to do so in the future, the Company would be eligible to engage in, or acquire companies engaged in, the broader range of activities that are permitted by the Modernization Act, provided that if any of the Company's banking subsidiaries were to cease to be "well capitalized" or "well managed" under applicable regulatory standards, the Federal Reserve Board could, among other things, place limitations on the Company's ability to conduct these broader financial activities or, if the deficiencies persisted, require the Company to divest the banking subsidiary. In addition, if the Company were to be qualified as a financial holding company and any of its banking subsidiaries were to receive a rating of less than satisfactory under the Community Reinvestment Act of 1977 (the "CRA"), the Company would be prohibited from engaging in any additional activities other than those permissible for bank holding companies that are not financial holding companies. The broader range of activities that financial holding companies are eligible to engage in includes those that are determined to be "financial in nature", including insurance underwriting, securities underwriting and dealing, and making merchant banking investments in commercial and financial companies.

       Transactions with Affiliates. The Company and the Bank are deemed to be affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. Generally, the Federal Reserve Act limits the extent to which a financial institution or its subsidiaries may engage in "covered transactions" with an affiliate. It also requires all transactions with an affiliate, whether or not "covered transactions," to be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

       Tie-In Arrangements. The Company and the Bank cannot engage in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor the Bank may condition an extension of credit on either a requirement that the customer obtain additional services provided by either the Company or the Bank, or an agreement by the customer to refrain from obtaining other services from a competitor. The Federal Reserve Board has adopted exceptions to its anti-tying rules that allow banks greater flexibility to package products with their affiliates. These exceptions were designed to enhance competition in banking and non-banking products and to allow banks and their affiliates to provide more efficient, lower cost service to their customers.

       Source of Strength. Under Federal Reserve Board policy, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank. This support may be required at times when, absent that Federal Reserve Board policy, the Company may not find itself able to provide it. Capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

       Federal law also authorizes the OCC to order an assessment of the Company if the capital of the Bank were to become impaired. If the Company failed to pay the assessment within three months, the OCC could order the sale of the Company's stock in the Bank to cover the deficiency.

       Subsidiary Dividends. The Company is a legal entity separate and distinct from the Bank. A major portion of the Company's revenues results from amounts paid as dividends to the Company by the Bank. The OCC's prior approval is required if the total of all dividends declared by a national bank in any calendar year will exceed the sum of that bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits national banks from paying dividends that would be greater than the bank's undivided profits after deducting statutory bad debt in excess of the bank's allowance for loan losses.

       In addition, the Company and the Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice and that banking organizations should generally pay dividends only out of current operating earnings.

       As a bank holding company, the Company will be required to file with the Federal Reserve Board an annual report of its operations at the end of each fiscal year and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may also make examinations of the Company and each of its subsidiaries.

       Federal Securities Laws. As a publicly traded company with its shares of common stock registered under the 34 Act, the Company will be required to file periodic public disclosure reports with the Securities and Exchange Commission, and the regulations promulgated thereunder.

       One required form, a Form 10-KSB, is an annual report that must contain a complete overview of the Company's business, financial, management, regulatory, legal, ownership and organizational status. The Company must file Form 10-KSB by March 31st of each year.

       Similarly, a Form 10-QSB, must contain information concerning the Company on a quarterly basis. Although Form 10-KSB requires the inclusion of audited financial statements, unaudited statements are sufficient for inclusion on Form 10-QSB. Additionally, any significant non-recurring events that occur during the subject quarter, as well as changes in securities, any defaults and the submission of any matters to a vote of security holders, must also be reported on Form 10-QSB.

The Bank

       General. The Bank, as a national banking association, is subject to regulation and examination by the OCC. The federal laws that apply to the Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for loans. The laws and regulations governing the Bank generally have been promulgated to protect depositors and not to protect shareholders of the Company or the Bank.

       Community Reinvestment Act. The CRA requires that, in connection with examinations of financial institutions within their jurisdiction, the OCC evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

       Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders, or any related interests of such persons. Extensions of credit must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not covered above and who are not employees. Also, such extensions of credit must not involve more than the normal risk of repayment or present other unfavorable features.

       Federal Deposit Insurance Corporation Improvement Act. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), each federal banking agency has prescribed, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems, and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation.

       Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has "opted out." The IBBEA requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area. The IBBEA also prohibits the interstate acquisition of a bank if, as a result, the bank holding company would control more than ten percent of the total United States insured depository deposits or more than thirty percent, or the applicable state law limit, of deposits in the acquired bank's state. The federal banking agencies prohibit banks from using their interstate branches primarily for deposit production and have accordingly implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

       Florida has "opted in" to the IBBEA and allows in-state banks to merge with out-of-state banks subject to certain requirements. Florida law generally authorizes the acquisition of an in-state bank by an out-of-state bank by merger with a Florida financial institution that has been in existence for at least 3 years prior to the acquisition. With regard to interstate bank branching, out-of-state banks that do not already operate a branch in Florida may not establish de novo branches in Florida.

       Deposit Insurance. The deposits of the Bank are currently insured to a maximum of $100,000 per depositor through a fund administered by the FDIC. All insured banks are required to pay semi-annual deposit insurance premium assessments to the FDIC.

Capital Adequacy

       Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities.

       The FDIC, the OCC and the Federal Reserve Board use risk-based capital guidelines for banks and bank holding companies. These are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve Board has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital for bank holding companies includes common shareholders' equity, certain qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less intangibles except as described above.

       The FDIC, the OCC and the Federal Reserve Board also employ a leverage ratio, which is Tier 1 capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company or bank may leverage its equity capital base. A minimum leverage ratio of 3% is required for the most highly rated bank holding companies and banks. Other bank holding companies and banks and bank holding companies seeking to expand, however, are required to maintain leverage ratios of at least 4% to 5%.

       The FDICIA created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the FDIC, the OCC and the Federal Reserve Board, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier 1 risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions.

Other Laws and Regulations

       International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. On October 26, 2001, the USA PATRIOT Act was enacted. It includes the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (the "IMLAFA") and strong measures to prevent, detect and prosecute terrorism and international money laundering. As required by the IMLAFA, the federal banking agencies, in cooperation with the U.S. Treasury Department, established rules that generally apply to insured depository institutions and U.S. branches and agencies of foreign banks.

       Among other things, the new rules require that financial institutions implement reasonable procedures to (1) verify the identity of any person opening an account; (2) maintain records of the information used to verify the person's identity; and (3) determine whether the person appears on any list of known or suspected terrorists or terrorist organizations. The rules also prohibit banks from establishing correspondent accounts with foreign shell banks with no physical presence and encourage cooperation among financial institutions, their regulators and law enforcement to share information regarding individuals, entities and organizations engaged in terrorist acts or money laundering activities. The rules also limit a financial institution's liability for submitting a report of suspicious activity and for voluntarily disclosing a possible violation of law to law enforcement.

       Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the "SOA") was enacted to address corporate and accounting fraud. It established a new accounting oversight board that enforces auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, it also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the SEC; (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by certain public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert."

       The SOA requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, it (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

       Privacy. Under the Modernization Act, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties. The privacy provisions of the Modernization Act affect how consumer information is transmitted through diversified financial services companies and conveyed to outside vendors.

       Future Legislation. Changes to federal and state laws and regulations can affect the operating environment of bank holding companies and their subsidiaries in substantial and unpredictable ways. From time to time, various legislative and regulatory proposals are introduced. If codified, these proposals could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. The Company cannot accurately predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon the Company's financial condition or results of operation.

       The following table reflects the capital thresholds that are now required for all FDIC insured depository institutions:

	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Tier 1 Leverage Ratio
Well capitalized (1)	10%	6%	5%
Adequately capitalized (1)	8%	4%	4%
Undercapitalized (2)	< 8%	< 4%	< 4% (3)
Significantly Undercapitalized (2)	< 6%	< 3%	< 2%
Critically Undercapitalized (2)	--	--	--

(1) An institution must meet all three minimums.

(2) An institution falls into this category if it is below the specified capital level for any of the three capital measures.

(3) 3% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.

       Based upon the above regulatory ratios, the Bank is considered to be well capitalized.

       In order to comply with FDICIA, the Federal Reserve Board and the FDIC adopted a final rule which institutes guidelines defining operational and managerial standards relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, director and officer compensation, asset quality, earnings and stock valuation. The FDICIA implements both the capital standards and the safety and soundness standards which were designed to bolster and protect the deposit insurance fund.

       Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, restrictions on interstate acquisitions of banks by bank holding companies were repealed, such that bank holding companies are able to acquire any Florida-based bank, subject to certain deposit percentage and other restrictions. De novo branching by an out-of-state bank is permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state continues to be subject to applicable state branching laws. Florida permits interstate branching through acquisition, but does not allow de novo branching.

       The scope of regulations and permissible activities of the Bank and the Company is subject to change by future federal and state legislation.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

SELECTED FINANCIAL DATA

       The following table presents selected financial data for the Company for each of the two years ended December 31, 2005 and 2004. The data should be read in conjunction with the Bank's financial statements, including the related notes, included elsewhere herein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	AT OR FOR THE YEAR ENDED DECEMBER 31,
Data in $000s	2005	2004
SELECTED BALANCE SHEET DATA:
Total Assets	$197,748	$174,637
Cash and cash equivalents	8,268	3,318
Securities available for sale	34,652	40,396
Securities held to maturity	-	-
Loans, net	144,532	123,569
Deposit accounts	164,627	148,557
Stockholders' equity	14,482	12,426

SELECTED OPERATING DATA:
Total interest income	$11,118	$9,296
Total interest expense	3,479	2,436
Net interest income	7,639	6,860
Provision for loan losses	297	358
Net interest income after provision for loan losses	7,342	6,502
Noninterest income	1,052	1,039
Noninterest expenses	5,062	4,835
Net earnings	2,175	1,872

PER SHARE DATA:
Basic earnings per share	$1.95	$1.71
Diluted earnings per share	$1.95	$1.71
Book value per share	$12.93	$11.17

PERFORMANCE RATIOS:
Return on average assets (R.O.A.)	1.18%	1.10%
Return on equity (R.O.E.)	14.90%	14.66%
Interest rate spread during the period	1.15%	1.14%
Net interest margin	4.01%	4.28%
Non interest expense to average assets	2.61%	2.84%

OTHER RATIOS AND DATA:
Average equity to average assets	7.76%	7.80%
Allowance for loan losses as a percentage of total loans outstanding	1.26%	1.25%
Net charge offs as a percent of average loans	-0.01%	0.01%
Non-performing loans to total loans	0.24%	0.69%
Non-performing loans and foreclosed real estate as a percentage of total assets	0.24%	0.68%
Total number of full service banking offices	4	4

MANAGEMENTS DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion and analysis should be read in conjunction with the financial statements and the related notes thereto included elsewhere herein. This registration statement contains forward-looking statements that involve risks and uncertainties. The Companys' actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include: changes in economic conditions locally and nationally, changes in interest rates, changes in competition, increased losses on loans and changes in laws effecting the Bank and financial institutions in general.

A.     LIQUIDITY AND CAPITAL RESOURCES.

       1.     Liquidity. A national bank is required to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total non-transaction accounts subject to certain restrictions. The reserve may consist of cash-on-hand, demand deposits due from correspondent banks, and other investments and short-term marketable securities. At December 31, 2005, the Bank significantly exceeded its regulatory liquidity requirements.

       The Bank's primary source of funds during the year ended December 31, 2005, was from:

  net deposit inflows of $16.1 million;

  proceeds from the repayment of securities of $15.4 million; and

  FHLB advances of $5 million

       At December 31, 2005, the Bank had outstanding commitments to originate loans totaling $7.7 million and commitments to borrowers for available lines of credit totaling $17.7 million.

     2.     Credit Risk. The Bank's primary business includes making commercial loans, primarily secured by commercial real estate, and to a lesser extent single family residential loans and consumer loans. That activity entails potential loan losses, the magnitude of which depends on a variety of economic factors affecting borrowers which are beyond the control of the Bank. While underwriting guidelines and credit review procedures have been instituted to protect the Bank from avoidable credit losses, some losses will inevitably occur. At December 31, 2005, the Bank had four non-performing loans and none in foreclosed real estate.

       The following table presents information regarding the Bank's total allowance for loan losses, as well as the allocation of such amounts to the various categories of loans (dollars in thousands):

	AT DECEMBER 31,
	2005		2004
	Amount	% OF LOANS TO TOTAL LOANS	AMOUNT	% OF LOANS TO TOTAL LOANS
Commercial	$1,072	0.71%	$1,653	1.31%
Residential real estate	494	0.33%	1,251	1.00%
Consumer second mortgage and equity lines of credit	36	0.02%	56	0.04%
Total allowance for loan losses	$1,877	1.25%	$1,566	1.25%

       The following table sets forth information with respect to activity in the Bank's allowance for loan losses (dollars in thousands):

	YEAR ENDED DECEMBER 31,
	2005	2004
Average loans outstanding	$139,968	$114,473
Allowance at beginning of period	1,566	1,222
Charge-offs	0	89
Recoveries	14	75
Net (charge-offs) recoveries	14	(15)
Provision for loan losses charged to operating expenses	297	358
Allowance at end of period	1,877	1,566
Net charge-offs to average loans outstanding	-0.01%	0.01%
Allowance as a percent of total loans	1.26%	1.25%
Allowance as a percent of nonperforming loans	526.72%	180.66%
Total loans at end of period	$146,567	$125,260

       3.       Nonperforming Assets. The Bank has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. These procedures include a credit analysis for all commercial credit relationships over $100,000, with loans over $750,000 requiring approval by the Finance Committee of the Board of Directors. The Board of Directors reviews all new and renewed loans on a monthly basis. The Bank also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Bank's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit or general economic conditions.

       The Bank generally places a loan on non-accrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. All loans past due 90 days, however, are placed on non-accrual status, unless the loan is both well collateralized and in the process of collection. Cash payments received while a loan is classified as non-accrual are recorded as a reduction of principal as long as doubt exists as to collection.

       At December 31, 2005 and 2004, respectively, the Bank had $479,000 and $866,672 non-accruing loans, respectively, which were contractually past due 90 days or more.

       At December 31, 2005 and 2004, respectively, the Bank had no other non-performing assets.

       4.        Loan Portfolio Composition. Commercial loans comprise the largest group of loans in the Bank's loan portfolio, amounting to $102 million or 69% of the total loan portfolio as of December 31, 2005, of which approximately 96% are collateralized by commercial real estate.

       Residential real estate loans comprise the second largest group of loans in the Bank's portfolio amounting to $43 million, or 24% of the total loan portfolio as of December 31, 2005. Consumer loans consist of $10 million or 7% of the total loan portfolio.

       The following table sets forth the composition of the Bank's loan portfolio (dollars in thousands):

	AT DECEMBER 31,
	2005		2004
	AMOUNT	% OF TOTAL	AMOUNT	% OF TOTAL
Commercial real estate	$66,196	45.2%	$63,598	50.8%
Residential real estate	42,551	29.0%	35,958	28.7%
Construction and Land Development	27,646	18.9%	11,293	9.0%
Commercial	6,573	4.5%	10,953	8.7%
Consumer	3,601	2.5%	3,458	2.8%
Subtotal	$146,567	100.0	$125,260	100.0%
Subtract:
Net deferred loan fees	(158)	(0.1%)	(125)	(0.1%)
Allowance for loan losses	(1,877)	(1.25%)	(1,566)	(1.28)%
Loans, net	$144,532	98.61%	$123,569	98.65%

       5.        Securities. According to Financial Accounting Standards No. 115, a securities portfolio is categorized as "held to maturity," "available for sale" or "trading." Securities held to maturity represent those securities which we have the positive intent and ability to hold to maturity and are carried at amortized cost. Securities available for sale represent those securities which may be sold for various reasons including changes in interest rates and liquidity considerations. These securities are reported at fair market value with unrealized gains and losses being reported as a separate component of shareholders equity. Trading securities are held primarily for resale and are recorded at their fair values. Unrealized gains or losses on trading securities are included immediately in earnings. The Bank does not maintain a trading securities portfolio.

       The following table sets forth the market value of the Bank's securities portfolio (dollars in thousands):

	YEAR ENDED DECEMBER 31,
	2005	2004
SECURITIES HELD TO MATURITY:
U.S. Government agency securities	$0	$0
Other securities	0	0
Mortgage-backed securities	0	0
Total
SECURITIES AVAILABLE FOR SALE:
U.S. Government agency securities	$ 964	$ 1,000
Mortgage-backed securities and related instruments	25,213	30,105
Municipal Bonds	8,475	9,658
Total	$34,652	$40,763

       The following table sets forth, by maturity distribution, certain information pertaining to the securities portfolio as follows (dollars in thousands):

	One Year or Less		After One Year to Five Years		After Five Years		Total
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield
Securities held to maturity:
December 31, 2005:
U.S. Government agency securities	0	0	0	0	0	0	0	0
Other securities	0	0	0	0	0	0	0	0
Mortgage-backed securities and related instruments	0	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0	0

Securities available for sale:
December 31, 2005:
U.S. Government agency securities	$964	4.00%	n/a	n/a	$0	n/a	$964	4.00%
Other securities	153	5.25%	n/a	n/a	8,321	3.94%	$8,474	3.97%
Mortgage-backed securities and related instruments	0	n/a	904	3.16%	24,310	3.19%	$25,213	3.19%

Securities available for sale:	$1,117	4.17%	$904	3.16%	$32,631	3.38%	$34,652	3.40%

       For purposes of the maturity table, mortgage-backed securities and related instruments, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. These securities may prepay earlier than their weighted-average contractual maturities because of principal prepayments.

       6.       Regulatory Capital Requirements. The Bank is required to meet certain minimum regulatory capital requirements. This is not a valuation allowance and has not been created by charges against earnings. It represents a restriction on stockholder's equity.

       Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the table below) of regulatory capital (as defined in the regulations). Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject (dollars in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2005:	$16,836	10.6%	$12,745	8.0%	n/a	n/a
Total capital (to Risk-Weighted Assets)	18,283	11.5%	12,745	8.0%	15,931	10.0%
Tier I Capital (to Risk-Weighted Assets)	16,406	10.3%	6,372	4.0%	9,558	6.0%
Tier I Capital (to Average Assets)	16,406	8.1%	8,120	4.0%	10,149	5.0%
As of December 31, 2004:
Total capital (to Risk-Weighted Assets)	15,645	12.0%	10,478	8.0%	13,097	10.0%
Tier I Capital (to Risk-Weighted Assets))	14,079	10.8%	5,239	4.0%	7,858	6.0%
Tier I Capital (to Average Assets	14,079	8.0%	7,064	4.0%	8,830	5.0%

       7.        Market risk. Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises primarily from interest-rate risk inherent in its lending and deposit taking activities. To that end, management actively monitors and manages its interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 17 of Notes to the Financial Statements.

       The Bank's primary objective in managing interest-rate risk is to minimize the adverse impact of changes in interest rates on the Bank's net interest income and capital, while adjusting the Bank's asset-liability structure to obtain the maximum yield-cost spread on that structure. The Bank relies primarily on its asset-liability structure to control interest rate risk. However, a sudden and substantial increase in interest rates may adversely impact the Bank's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Bank does not engage in trading activities.

       8.        Asset and Liability Structure. The following table sets forth certain information relating to the Bank's interest-earning assets and interest-bearing liabilities at December 31, 2005, that are estimated to mature or are scheduled to re-price within the period shown (dollars in thousands):

	Three Months	More than three months to six Months	More than six months to one Year	More than one year to Five Years	More than five years to Ten Years	Over Ten Years	Total
Loans (1)	$7,307	$4,050	$10,791	$74,188	$17,171	$33,060	$146,567
Securities available for sale (2)	0	0	1072	1,665	32,4060	2090	34,652
Securities held to maturity (2)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other securities (3)	3,261	104	0	0	0	0	3,365
Total rate-sensitive assets	10,568	4,154	11,863	75,863	46,996	35,150	184,584
Deposit accounts (4)
Savings, NOW and money-market deposits	102,871	0	0	0	0	0	102,871
Time deposits	15,021	14,104	15,869	16,929	0	0	61,923
Total rate-sensitive liabilities	117,892	14,104	15,869	16,929	0	0	164,794
GAP re-pricing differences	(107,234)	(9,950)	(4006)	58,924	46,996	35,150	19,790
Cumulative GAP	(107,234)	(117,274)	(121,280)	(62,356)	(15,360)	19,790	19,790
Cumulative GAP/total assets	(54.3%)	(59.3%)	(61.4%)	(31.6%)	(7.8%)	10.0%	10.0%

---------------

(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.

(2) Securities are scheduled according to their respective repricing and maturity dates.

(3) Includes federal funds sold and interest-bearing deposits with banks.

(4) Savings, NOW and money-market deposits are regarded as ready accessible withdrawable accounts. Time deposits are scheduled through the maturity dates.

       The following table reflects the contractual principal repayments by period of the Bank's loan portfolio at December 31, 2005 (in thousands):

	Commercial	Residential Real Estate	Second Mortgage and Equity Lines of Credit	Total
Due within one year	$18,899	$2,096	$1,062	$22,056
Due after one through five years	65,392	2,636	6,291	74,319
Due after five years	13,130	36,853	73	50,192
Total	$97,421	$41,585	$7,426	$146,567

       At December 31, 2005 of the $125 million of loans due after one year 50.5% of such loans have fixed rates of interest and 49.5% have adjustable rates.

       Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their average contractual terms due to prepayments. In addition, due-on-sale clauses on loans generally give the Bank the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of loans tends to increase, however, when current loan rates are substantially higher than rates on existing loans and, conversely, decrease when rates on existing loans are substantially higher than current loan rates.

       The Bank generally originates loans located in its primary geographical lending area in Marion and Sumer County, Florida. Loan originations by the Bank are attributable to depositors, other existing customers and advertising. The Bank's residential mortgage loans generally are originated to ensure compliance with documentation and underwriting standards which permit their sale to investors in the secondary market.

       The following table sets forth total loans originated, sold and repaid (in thousands):

	Year Ended December 31,
	2005	2004
Originations
Commercial	$51,086	$63,324
Residential real estate	27,261	15,883
Consumer second mortgage and equity lines of credit	2,487	4,400
Total loans originated	80,833	83,607
Less:
Principal reductions	56,344	53,623
Loans sold	3,524	2,879
Increase in total loans	$20,965	$27,105

       9.        Deposits and Other Sources of Funds. In addition to deposits, the sources of funds available for lending and other business purposes include loan repayments and borrowed funds. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced significantly by general interest rates and money market conditions. Borrowed funds may be used on a short-term basis to compensate for reductions in other sources, such as deposits at less than projected levels and are also used to fund the origination of loans.

       Deposits are attracted principally from our primary geographic market area, Marion and Sumter County, Florida. A broad selection of deposit instruments including demand deposit accounts, NOW accounts, regular savings accounts, term certificate accounts and retirement savings plans (such as IRA accounts) are offered. Certificate of deposit rates and maturities are established to match the rates and maturities of earning assets. Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit and the interest rate. Commercial banking relationships have been emphasized in an effort to increase demand deposits as a percentage of total deposits. Deposit interest rates are set weekly by management based on a review of the Bank's funding needs, deposit flows for the previous week, a survey of rates among competitors and other financial institutions in Florida.

       The Bank has $61.9 million in certificates of deposits which have a weighted interest rate of 3.59%. These certificates of deposit have terms ranging from seven days to a maximum of five years. The Bank no longer offers certificate of deposit products with extended maturities.

       The following table shows the distribution of, and certain other information relating to, the Bank's deposit accounts by type (dollars in thousands):

	At December 31,
	2005		2004
	Amount	% of Deposits	Amount	% of Deposits
Non-interest-bearing demand deposits	$24,414	14.8%	$20,583	13.9%
Savings, NOW and money-market deposits	78,290	47.6%	77,260	52.0%
Subtotal	102,704	62.4%	97,843	65.9%
Time deposits
0.84% - 2.99%	14,433	8.8%	37,371	73.7%
3.00% - 3.99%	28,971	17.6%	8,111	16.0%
4.00% - 4.99%	17,099	10.4%	4,377	8.6%
5.00% - 5.99%	1,419	0.9%	570	1.1%
6.00% - 6.99%	0	0.0%	285	0.6%
Total certificates of deposit	61,923	37.6%	50,714	34.1%
Total deposits (1)	$164,627	100.0%	$148,557	100.0%

(1)  The deposit portfolio does not contain a concentration from any one depositor or related group of depositors.

       Jumbo certificates ($100,000 and over) mature as follows (dollars in thousands):

	At December 31,
	2005	2004
Due three months or less	$5,886	$903
Due over three months to six months	5,181	849
Due over six months to one year	6,790	4,611
Due over one year	7,444	13,358
Total	$25,301	$19,721

       The following table sets forth the net deposit flows of the Bank during the periods indicated (dollars in thousands):

	At December 31,
	2005	2004
Net increase (decrease) before interest credited	$12,658	$15,298
Net interest credited	3,411	2,363
Net deposit increase (decrease)	$16,069	$17,661

B.       Results of Operations.

          The following table sets forth, for the periods indicated, information regarding:

  the total dollar amount of interest and dividend income of the Bank from interest-earning assets and the resultant average yields;

  the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost;

  net interest income;

  interest-rate spread; and,

  net interest margin.

       1.       Average Yield

	YEAR ENDED DECEMBER 31,
	2005			2004
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
Interest-earning assets:
Loans (1)	$141,094	$9,765	6.92%	$114,885	$7,745	6.74%
Securities	37,557	1,170	3.11%	42,435	1,504	3.54%
Other interest-earning assets (2)	3,850	183	4.76%	3,216	47	1.45%
Total interest-earning assets	$182,501	$11,118	6.09%	$160,536	$9,296	5.79%
Noninterest-earning assets	10,629			9,156
Total assets	$193,131			$169,692
Interest-bearing liabilities:
Savings, NOW and money-market deposits	$75,566	$894	1.18%	$78,159	$599	0.77%
Time deposits	64,279	1,960	3.05%	47,568	1,320	2.77%
Borrowed Funds	13,380	624	4.66%	9,267	517	5.58%
Total interest-bearing liabilities	$153,244	$3,479	2.27%	$134,994	$2,436	1.80%
Non-interest-bearing demand deposits	23,092			19,773
Noninterest-bearing liabilities	1,879			1,734
Stockholders' equity	14,935			13,191
Total liabilities and stockholders' equity	$193,131			$169,692
Net interest income		$7,639			$6,861
Interest-rate spread (3)			3.82%			3.99%
Net interest margin (4)			4.19%			4.27%
Ratio of average interest-earning assets to average interest-bearing liabilities			1.19			1.19

---------------------

(1) Includes loans on non-accrual status.

(2) Includes federal funds sold and interest-bearing deposits with banks.

(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average rate of interest-bearing liabilities.

(4) Net interest margin is net interest income divided by average interest-earning assets.

       2.        Rate/Volume Analysis. The following table sets forth certain information regarding changes in interest income and interest expense of the Bank for the period indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to:

  changes in rate (change in rate multiplied by prior volume);

  changes in volume (change in volume multiplied by prior rate); and,

  changes in rate-volume (change in rate multiplied by change in volume) (in thousands).

	Year Ended December 31,
	2005		2004
	Increase (Decrease) due to
	Rate	Volume	Rate	Volume
Interest earning assets:
Loans	$205,877	$1,766,928	$102,547	$11,154
Securities	(182,409)	(172,905)	(1,162)	(6,606)
Other interest-earning assets	106,317	9,201	(281)	2,184
Total	$129,785	$1,603,223	$101,104	$6,731
Interest-bearing liabilities:
Deposits:
Savings, NOW and money-market deposits	131,023	463,608	12,618	2,382
Time deposits	(84,407)	229,294	3,708	(4,100)
Total	$176,400	$2,296,126	$117,429	$5,013

       3.        Comparison of Years Ended December 31, 2004 and 2005.

       General. Net earnings for the year ended December 31, 2004 was $1,872,478 or $1.71 per basic earnings per share ($1.70 per diluted earnings per share) compared to net earnings of $2,175,159 or $1.95 per basic ($1.95 per diluted earnings per share) for the year ended December 31, 2005. The increase in earnings reflects increased loan demand and an improved operating efficiency ratio.

       Interest Income and Expense. Interest income increased by $1.8 million from $9.3 million for the year ended December 31, 2004 to $11.1 million for the year ended December 31, 2005. Interest income on loans increased $2.0 million due an increase in the weighted-average yield of the average loan portfolio of 19 basis points and an increase in the average loan portfolio balance of $25.5 million. Interest on securities decreased $0.2 million due to a decrease in the average securities balance from $44.4 million in 2004 to $40.4 million in 2005.

       Interest expense increased $1.0 million in 2005 compared to 2004.

       Interest expense on deposits increased $1.05 million due to an increase in the average balance of interest-bearing deposits in 2005 compared to 2004 of $3.5 million and an increase in the rate paid on deposit accounts from 1.53% in 2004 to 2.05% in 2005. Interest expense on other borrowings increased $111,588 primarily due to an increase in the average balance of other borrowings from $9.5 million in 2004 to $13.9 million in 2005. However, the increased average borrowings were mitigated by a lower average rate paid that declined from 4.68% in 2004 to 3.99% in 2005.

       Provision for Loan Losses. The provision for loan losses is charged to operations to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to the Bank's market area, and other factors related to the collectibility of the loan portfolio. There was a $296,960 provision recorded for the year ended December 31, 2005 compared to $358,324 in 2004. At December 31, 2005, the allowance for loan losses was $1,877,277.

       Non-interest Income. Non-interest income increased from $1,039,000 in 2004 to $1,052,000 in 2005 primarily due to increased service charges on deposit accounts in 2005 compared to 2004 due to our continued emphasis on obtaining customer transaction accounts and related fee income.

       Non-interest Expense. Total non-interest expense increased $227,000 for the year ended December 31, 2005 compared to 2004. The increase is primarily a result of increased advertising and business development costs. Employee compensation and benefits increased $72,446 and professional fees increased $11,250 for the period.

       Impact of Inflation and Changing Prices. The financial statements and related data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

ITEM 3.	DESCRIPTION OF PROPERTY

       The following table sets forth information with respect to the Bank's offices as of December 31, 2005.

Location	Owned/Leased	Condition
Headquarters 60 S.W. 17th Street Ocala, Florida 34474	Owned	Good
Branch Office 7755 S.W. 65th Avenue Road Ocala, Florida 34476	Owned	Good
Branch Office 10990 U.S. Hwy 441 S.E. Belleview, Florida 34420	Owned	Good
Branch Office 13891 Hwy 441 N. Lady Lake, Florida 32159	Owned	Good
Branch Office 3510 NE 14th Street Ocala, Florida 34471	Owned	Good

       All of the branches are owned free and clear by the Bank.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

       The following table contains information regarding the expected beneficial ownership of the Company's common stock by each director, executive officer, and all of the directors and executive officers as a group. There are no other shareholders known to management to beneficially own more than 5% of the Company's common stock. The percentage of total outstanding common shares held by each person reflects the number of shares that person will own, plus the number of common shares that person will have the right to acquire.

Name of Beneficial Owner	Number of Common Shares Owned	Right to Acquire	% of Beneficial Ownership
Charles H. Deters (1)	213,769	n/a	19.09%
Lanford T. Slaughter, DDS (1)	47,780	n/a	4.27%
John L. Peterson, DVM (1)	31,336	n/a	2.80%
Billy G. Gadd (1)	22,157	n/a	1.98%
Robert A. Ellinor (1) (2)	11,602	n/a	1.04%
Michael J. Webb, MD (1)	10,648	n/a	0.95%
Jeremy J. Deters (1)	8,921	n/a	0.80%
David A. Dizney (1)	4,395	n/a	0.39%
Digvijay L. Gaekwad (1)	1,917	n/a	0.17%
Deborah A. Klugger (1)	1,133	n/a	0.10%
Frank Stafford, CPA (1)	102	n/a	0.01%
All Directors and Executive Officers as a Group	353,760		31.59%

---------------

(1) Company and Bank director.

(2) Bank executive officer.

(4) Includes shares or options for which the named person:

  has sole voting and investment power,

  has shared voting and investment power with a spouse, or

  holds in an IRA or other retirement plan program.

Three shareholders, known to management, beneficially own more than 5% of the Company's common stock as follows:

Name of Beneficial Owner	Number of Common Shares Owned	Right to Acquire	% of Beneficial Ownership
Donald R. Dizney	126,294	n/a	11.28%
John C. Weber	111,493	n/a	9.96%
Gregory Constantine, Jr.	64,955	n/a	5.80%
ITEM 5.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

       Each of the directors on the Company's Board of Directors also presently serves as a member of the board of directors of the Bank. Furthermore, all of the Company's executive officers also serve as executive officers of the Bank. The directors and executive officers set forth below will serve as such until the Company's next annual meeting of shareholders:

Name	Age	Position
Charles H. Deters	76	Director
Lanford T. Slaughter, D.D.S.	65	Director
John L. Peterson, D.V.M.	64	Director
Billy G. Gadd	72	Director
Robert A. Ellinor	66	President/CEO, Director
Michael J. Webb, M.D.	57	Director
Jeremy J. Deters	32	Director
David A. Dizney	43	Director
Digvijay L. Gaekwad	45	Director
Deborah A. Klugger	51	Director
Frank Stafford, C.P.A.	60	Director

Charles H. Deters, age 76, is a founding Director of the Bank, having been elected to the Board in 1988. He is the Vice-Chairman of the Board and serves as a member of the Finance, Asset/Liability committees and chairman of the Branching committee and is also a director of Independent Bancshares, Inc. Mr. Deters is an attorney and the owner of numerous businesses including Snappy Tomato Pizza, Covington Ky.; Deters Company, Ben-D Farm, Ben-D, Inc., Legal, Inc., and Independence Town Center, LLC. Mr. Deters is an alumnus of Thomas Moore College and the University of Cincinnati.

Jeremy J. Deters, age 32, is a Director of the Bank, having been elected to the Board in 2002. He is a member of the Finance and Asset/Liability committees and is also a director of Independent Bancshares, Inc. Mr. Deters is an attorney and the owner of GJ Taylor Mill, LLC. Mr. Deters is an alumnus of Thomas Moore College and the University of Cincinnatti. Mr. Deters is the son of Charles H. Deters.

Robert A. Ellinor, age 66, is a Director of the Bank, having been elected to the Board in 1989. Mr. Ellinor is the President and CEO of Independent National Bank. He is a member of the Executive, Branching, Finance, Strategic Planning, Disaster Control, Community Reinvestment Act and Technology committees and is also a director of Independent Bancshares, Inc. He is the chairman of the Asset/Liability committee. He is a member of the Kiwanis Club and the Marion County Chamber of Commerce. Mr. Ellinor has a B.S. in marketing from Florida State University and is a graduate of Consumer Banking School, University of Virginia and Florida Trust School, University of Florida.

Billy G. Gadd, age 72, is a founding Director of the Bank, having been elected to the Board in 1988. Mr. Gadd also served as Chairman of the Board until 2003. He is a member of the Executive, Audit, Finance, Asset/Liability and Technology committees and is also a director of Independent Bancshares, Inc. He is the chairman of Strategic Planning and Business Development committees. He is a former Real Estate developer and owner of Gadd Enterprises. Mr. Gadd is an alumnus of Florida State University.

John L Peterson, D.V.M., age 64, is a founding director of the Bank, having been elected to the Board in 1988. Dr. Peterson is the Chairman of the Board, having been elected in 2003. He is a member of the Branching, Asset/Liability and Strategic Planning committees. He is the chairman of the Finance committee and is also a director of Independent Bancshares, Inc. He is the owner of Spring Hollow Farms, Inc. and President of Peterson, Smith Equine Hospital. Dr. Peterson graduated from Iowa State University with degree in Veterinary Medicine.

Lanford T. Slaughter, D.D.S., age 65, is a founding director of the Bank, having been elected to the Board in 1988. Dr. Slaughter is a member of the Audit and Disaster Control committees. He is chairman of the Executive committee and is also a director of Independent Bancshares, Inc. Dr. Slaughter is the owner of his Dentistry practice. He is a member of the Elks Lodge, Shrine Club and Masonic Lodge. Dr. Slaughter is a graduate of the University of Florida (Biology/Chemistry), Florida Southern University (Chemistry-B.S.), and the Medical College of Virginia (Dentistry).

Michael J. Webb, M.D., age 57, is a founding director of the Bank, having been elected to the Board in 1988. He is a member of the Audit, Strategic Planning, Technology and Business Development committees and is also a director of Independent Bancshares, Inc. Dr. Webb is the General Partner/Medical Director for Webb Medical Services, Inc. and General Partner in Oakbrook Medical Ltd. Dr. Webb has a BS in Math and Pre-Med from the University of Florida; University of Miami-School of Medicine, M.D.; Hershey Medical Center/Penn State University (Emergency Medicine).

Digvijay "Danny" L. Gaekwad, age 45, is a Director of the Bank, having been elected to the Board in 2001. He is a member of the Finance, Asset/Liability and Disaster Control Committees and is also a director of Independent Bancshares, Inc. Mr. Gaekwad is the president of NDS, USA, LLC, a medical billing & transcription service, insurance claims adjudication and customer service call center company. He is the president of Karan of Ocala, Inc. a convenience store and gas station acquisition, development and re-sale company. Mr. Gaekwad is the president of MGM Hotels, LLC, Premier Ocala Property, Kunal Hotels, LLC, Kunal II, LLC, Pensacola LLC, and Indo-American Investment Realty, Inc. Mr. Gaekwad is a member of the Lions Club and the Marion County Chamber of Commerce.

Frank Stafford, C.P.A., age 60, is a Director of the Bank, having been elected to the Board in 2003. He is a member of the Finance committee and chairman of the Audit Committee and is also a director of Independent Bancshares, Inc. Mr. Stafford is the President/Partner of Duggan Joiner& Co. CPAs. He is the founder of Leadership Ocala and a graduate of the University of Florida.

David A. Dizney, age 43, is a Director of the Bank, having been elected to the Board in 2003. He is a member of the Finance and Asset Liability committees and is also a director of Independent Bancshares, Inc. Mr. Dizney is a Healthcare Executive for United Medical Corporation. He is a graduate of Northwestern University's Kellogg School of Management.

Deborah A. Klugger, age 51, is a Director of the Bank, having been elected to the Board in 2004. She is a member of the Finance committee and is also a director of Independent Bancshares, Inc. Ms. Klugger is the Vice President/Secretary/Treasurer of Center State Construction, and President of Center State Realty, Inc. She has been a licensed mortgage broker since 1985. Ms. Klugger is a member of the Marion Co. Realtor Association, the Royal Dames for Cancer Research and past President of the Marion County Builders Association (2001-2003). Ms. Klugger is a graduate of Bryant and Stratton Business College (1972).

ITEM 6.	EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

       The following table sets forth compensation information regarding the sole executive officer of the Company and the Bank who is the President and Chief Executive Officer for the fiscal years ended December 31, 2005, 2004 and 2003.

		Compensation		Long-Term Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Options
Robert A. Ellinor	2003	$120,201	$17,101	$7,200
President and Chief Executive Officer	2004	$125,482	$18,797	$8,950
	2005	$128,123	$17,491	$14,050

-----------------

       The Bank has no employment agreements with any of its executive officers.

Director Compensation

       Bank Directors receive $1,000 for each Board meeting attended and $50 for each committee meeting attended. No additional compensation will be received for service on the Company's Board.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

       Certain of the Bank's directors, officers and employees have banking relations with the Bank. Loans made to directors, executive officers and principal shareholders, defined as individuals owning 10% or more of a bank's common stock, are governed under the provisions of Section 22(h) of the Federal Reserve Act, which requires that any loans made to those individuals must:

  be on substantially the same terms, including interest rates and collateral as those prevailing at the time for comparable transactions with non-affiliated parties; and

  not involve more than the normal risk of repayment or present other unfavorable features.

       There is, however, an exception for loans made to employees who are Affiliates that are made pursuant to a benefit or compensation package that is widely available to all Bank employees and does not give a preference to affiliates. There is also an aggregate limit of $25,000 or 5% of the amount of the Bank's unimpaired capital and unimpaired surplus on all loans to those individuals, unless the amount has been approved by the Board of Directors and the individual has abstained from participating in the voting.

       There is further exception for loans to executive officers of the Bank. Executive officers are those people who participate, or who have authority to participate, in major policymaking functions of the Bank, regardless of their title. In 2005, the Bank had one employee who would be considered an executive officer. The Bank may lend any otherwise permissible sum of money to an executive officer for:

  financing the education of the officer's children;

  a Board of Director's approved first mortgage on the officer's residence; or

  a loan secured by certain low-risk collateral.

       The Bank may also lend up to $100,000 to an executive officer for any other purpose.

       During 2005, two members of the Bank's Board (or their related business interests) and the executive officer of the Bank, had loans or lines of credit with the Bank that, in the aggregate totaled more than $677,000. These loans and lines of credit were made on the same terms as extensions of credit are made to the Bank's unaffiliated customers.

ITEM 8.	DESCRIPTION OF SECURITIES.

       The Company's Articles of Incorporation authorize 2,000,000 shares of one class of "common" capital stock, having a par value of $2.00 per share. As of February 28, 2006, there were 1,120,821 shares of common stock outstanding.

       Common Stock. The holders of the Company's common stock have sole voting rights on all matters required to be voted and acted upon by the shareholders. Such holders are entitled to receive dividends, if any, when and as declared by the Board of Directors out of funds legally available to pay dividends. Holders of the Company's common stock:

  do not have preemptive or other subscription rights;

  are not subject to further calls or assessments; and,

  upon liquidation are entitled to share ratably in the available assets of the Company.

  PART II.

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

       As of February 28, 2006, the Company had approximately 428 shareholders of record and 1,120,821 shares of common stock outstanding. There is no public market for the Company's common stock. In isolated transactions during the last twelve months, shares of common stock sold in the range of $24.00 to $34.00 per share. The Company anticipates that following the registration of its common stock hereunder, it will be quoted on the OTC Bulletin Board under a newly issued symbol.

As of February 28, 2006, no shares of common stock were subject to outstanding options or warrants, or securities convertible into common equity of the Company. As of February 28, 2006, all but 999 shares of the Company's common stock is eligible to be sold pursuant to Rule 144 under the Securities Act. The Company has not made any agreements with security holders to register shares under the Securities Act.

       As of December 31, 2005, the information related to equity compensation was as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights.	Weighted-average exercise price of outstanding options, warrants, and rights.	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1805	$15.30	0
Equity compensation plans not approved by security holders.	0	n/a	0
Total	1805		0

       The Company has not paid cash dividends on its common stock during the two years ended December 31, 2005. The Company's primary source of funds is dividends it receives from the Bank. The payment of dividends by the Bank is subject to regulatory restrictions which require, among other things, that dividends be paid only from net profits of the current and immediately preceding two years unless prior regulatory approval is received. Accordingly, while the Bank has established a pattern of paying dividends to the Company in recent years, there can be no assurance that its ability to pay dividends in the future will continue.

ITEM 2.	LEGAL PROCEEDINGS.

       There are no pending legal proceedings to which the Company or the Bank is a party or to which any of their properties are subject.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

       On August 17, 2005, Osburn, Henning and Company ("OH"), the Company's principal independent accountants for the last several years, resigned. In this connection:

  OH's reports on the Company's financial statements for the past two years did not contain an adverse opinion or disclaimer of opinion, and any such report was not modified as to uncertainty, audit scope or accounting principle;

  The change in principal independent accountants was approved by the Company's Board of Directors; and

  There have been no disagreements with OH, whether or not resolved, on any matter of accounting principles, or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to OH's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with any of its reports.

       The Company's new principal independent accountant, Hacker, Johnson & Smith PA ("HJS"), was engaged on September 28, 2005. The Company has not previously consulted HJS regarding:

  The application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements; or

  Concerning any subject matter of a disagreement with OH.

       Also, HJS has not previously provided either written or oral advice that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES.

       None

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       As provided under Florida law, the Company's directors are not personally liable to the Company or its shareholders for monetary damages for breach of duty of care or any other duty owed to it as a director, unless the breach of or failure to perform those duties constitutes:

  a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful, or had no reasonable cause to believe his conduct was unlawful;

  a transaction from which the director received an improper personal benefit;

  for unlawful corporate distributions; or

  an act or omission which involves a conscious disregard for the best interests of the Corporation or which involves willful misconduct; or

  an act of recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

       Article XI of the Company's Articles of Incorporation provides that it shall indemnify its directors, officers, employees, and agents to the fullest extent permitted by Florida law.

PART III.
ITEM 1.	INDEX TO EXHIBITS.
Exhibit No.	Description of Exhibits
3.1	Articles of Incorporation of Independent BancShares, Inc.
3.2	Bylaws of Independent BancShares, Inc.
4.1	Sample Stock Certificate for Independent BancShares, Inc.
16.1	Letter on Change of Accountants
21.1	Subsidiaries of Registrant
23.1	Consent of Accountants
99.1	Financial Statements of the Company

SIGNATURES

       Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 20 , 2006

INDEPENDENT BANCSHARES, INC.

By: Robert A. Ellinor.
/S/ Robert A. Ellinor

       Robert A. Ellinor,
       President and Chief Executive Officer